SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

Under the Securities Exchange Act of 1934

(Amendment No. 9)*

DDR Corp.

(Name of Issuer)

Common Stock, par value $0.10 per share

(Title of Class of Securities)

251591103

(CUSIP Number)

Dennis O. Garris Alston & Bird LLP 950 F Street, N.W. Washington, DC 20004-1404

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 21, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

CUSIP No. 251591103	SCHEDULE 13D/A

1	NAME OF REPORTING PERSONS Alexander Otto
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 39,674,485
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 39,674,485
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 39,674,485
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.8%*
14	TYPE OF REPORTING PERSON (See Instructions) IN

*	= Based on 309,765,482 shares reported to be outstanding as of November 1, 2012 by the Issuer on its Form 10-Q filed on November 9, 2012.

CUSIP No. 251591103	SCHEDULE 13D/A

1	NAME OF REPORTING PERSONS Katharina Otto-Bernstein
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 15,755,505
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 15,755,505
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,755,505
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1%*
14	TYPE OF REPORTING PERSON (See Instructions) IN

*	= Based on 309,765,482 shares reported to be outstanding as of November 1, 2012 by the Issuer on its Form 10-Q filed on November 9, 2012.

CUSIP No. 251591103	SCHEDULE 13D/A

1	NAME OF REPORTING PERSONS Dr. Michael Otto**
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,375,916
	8	SHARED VOTING POWER 594,965*
	9	SOLE DISPOSITIVE POWER 2,375,916
	10	SHARED DISPOSITIVE POWER 594,965*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,970,881*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.0%***
14	TYPE OF REPORTING PERSON (See Instructions) IN

*	= Includes Common Shares over which Dr. Michael Otto has power of attorney granted by Janina Otto.
**	= The Joinder Agreement, as defined in the Original Filing, has been amended to terminate the obligations of Dr. Michael Otto and Janina Otto under the Joinder Agreement. See Item 4.
***	= Based on 309,765,482 shares reported to be outstanding as of November 1, 2012 by the Issuer on its Form 10-Q filed on November 9, 2012.

CUSIP No. 251591103	SCHEDULE 13D/A

1	NAME OF REPORTING PERSONS Janina Otto*
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 594,965
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 594,965
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 594,965
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%**
14	TYPE OF REPORTING PERSON (See Instructions) IN

*	= The Joinder Agreement, as defined in the Original Filing, has been amended to terminate the obligations of Dr. Michael Otto and Janina Otto under the Joinder Agreement. See Item 4.
**	= Based on 309,765,482 shares reported to be outstanding as of November 1, 2012 by the Issuer on its Form 10-Q filed on November 9, 2012.

CUSIP No. 251591103	SCHEDULE 13D/A

This Amendment No. 9 (“Amendment No. 9”) amends and supplements the statement on Schedule 13D initially filed on May 15, 2009 (the “Original Filing”), as amended by Amendment No. 1 filed on August 20, 2009, Amendment No. 2 filed on September 14, 2009, Amendment No. 3 filed on September 18, 2009, Amendment No. 4 filed on February 16, 2010, Amendment No. 5 filed on March 21, 2011, Amendment No. 6 filed on April 26, 2011, Amendment No. 7 filed on March 30, 2012, and Amendment No. 8 filed on October 5, 2012. Information reported in the Original Filing, as amended, remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment No. 9. Capitalized terms used and not defined in this Amendment No. 9 have the meanings set forth in the Original Filing, as amended.

Item 2.	Identity and Background

Item 4 is hereby incorporated by reference.

Item 4.	Purpose of the Transaction

On November 12, 2012, the Joinder Agreement, as defined in the Original Filing, was amended to terminate the obligations of Dr. Michael Otto (“Dr. Otto”) and Janina Otto under the Joinder Agreement. This amendment was effectuated by the execution of the Termination Agreement, dated November 12, 2012, by and among Mr. Otto, Katharina Otto-Bernstein, Dr. Otto, Janina Otto and KG CURA Vermögensverwaltung G.m.b.H. & Co. (“KG CURA”). Consequently, Dr. Otto and Janina Otto are no longer parties to the Investors’ Rights Agreement, as defined in the Original Filing. Additionally, Dr. Otto and Janina Otto do not have any agreement or understanding with other persons to acquire, hold, vote or dispose of Common Shares. Mr. Otto and Katharina Otto-Bernstein are still parties to the Joinder Agreement and the Investors’ Rights Agreement. For the purposes of determining Mr. Otto’s right to nominate two directors to the Issuer’s board of directors, the Investors’ Rights Agreement continues to aggregate the collective shares beneficially owned by the descendants of Professor Werner Otto, which includes those owned by Dr. Otto and Janina Otto.

A copy of the Termination Agreement is filed herewith as an exhibit and incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended to add the following:

(a) Mr. Otto and Katharina Otto-Bernstein may be deemed to beneficially own, in the aggregate, 55,429,990 Common Shares, representing 17.9% of the Issuer’s outstanding Common Shares (based on 309,765,482 shares reported to be outstanding as of November 1, 2012 by the Issuer on its Form 10-Q filed on November 9, 2012).

CUSIP No. 251591103	SCHEDULE 13D/A

(b) With respect to any rights or powers to vote, or to direct the vote of, or to dispose of, or direct the disposition of, the Common Shares referenced in paragraph 5(a), Mr. Otto has sole voting power and sole dispositive power with regard to 39,674,485 Common Shares. Katharina Otto-Bernstein has sole voting power and sole dispositive power with regard to 15,755,505 Common Shares. Dr. Otto has sole voting power and sole dispositive power with regard to 2,375,916 Common Shares owned by him, and shared voting power and shared dispositive power with regard to 594,965 Common Shares owned by his daughter Janina Otto pursuant to a power of attorney. Janina Otto has shared voting power and shared dispositive power with regard to 594,965 Common Shares.

(c) The Reporting Persons have not effected any transactions in the Common Shares since the most recent filing on Schedule 13D on October 5, 2012.

(e) On November 12, 2012, upon the execution of the Termination Agreement, Dr. Otto and Janina Otto each ceased to be part of the group formed by the Reporting Persons.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 4 is hereby incorporated by reference.

Item 7.	Material to Be Filed as Exhibits.

Exhibit 1	Joint Filing Agreement, dated May 15, 2009, among Mr. Otto, Katharina Otto-Bernstein, Dr. Michael Otto and Janina Vater

Exhibit 2	Termination Agreement, dated November 12, 2012 between Mr. Otto, Katharina Otto-Bernstein, Dr. Otto, Janina Otto and KG CURA

CUSIP No. 251591103	SCHEDULE 13D/A

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 21, 2012

/s/ KG CURA Vermögensverwaltung G.m.b.H. & Co., by power of attorney
By:	Dr. Thomas Finne
For:	Alexander Otto

/s/ KG CURA Vermögensverwaltung G.m.b.H. & Co., by power of attorney
By:	Dr. Thomas Finne
For:	Katharina Otto-Bernstein

/s/ KG CURA Vermögensverwaltung G.m.b.H. & Co., by power of attorney
By:	Dr. Thomas Finne
For:	Dr. Michael Otto

/s/ KG CURA Vermögensverwaltung G.m.b.H. & Co., by power of attorney
By:	Dr. Thomas Finne
For:	Janina Otto

CUSIP No. 251591103	SCHEDULE 13D/A

EXHIBIT INDEX

Exhibit No.	Exhibit Description

1	Joint Filing Agreement, dated May 15, 2009, among Mr. Otto, Katharina Otto-Bernstein, Dr. Michael Otto and Janina Vater

2	Termination Agreement, dated November 12, 2012 between Mr. Otto, Katharina Otto-Bernstein, Dr. Otto, Janina Otto and KG CURA